[Brendan Technologies Letter Head]

January 24, 2008

Ms. LaTonya Reynolds, Mail Stop 4561
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Brendan Technologies, Inc.
Registration Statement on Form SB-2
Filed November 27, 2007
File No. 333-147638
Form 10-KSB for the Fiscal Year Ended June30, 2007
Filed September 28, 2007
File No 0-17493

Dear Ms. Reynolds:

We have filed today Pre-Effective Amendment No. 1 to the Form SB-2 in response to your comment letter of December 28, 2007. In order to expedite your review, we are providing the following additional disclosure keyed to your comments as follows:

Registration Statement on Form SB-2

General

1. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible debentures that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible debentures).

We have expanded our disclosure on page 1- About Our Convertible Debentures, Overview- to include the aggregate market value on the dates of issuances. The additional disclosure is as follows:

“The aggregate conversion price of the debentures represented a $329,350 premium to the aggregate market value of $1,698,150 on the dates of the issuances.”

Securities and Exchange Commission
January 24, 2008

2.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction(s) that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible debentures.

We have expanded our disclosure on page 3- Key Factors, Payments to selling shareholders and Net proceeds raised from financings- as follows:

Payments to selling shareholders	We have made or anticipate to make payments to the selling shareholders as follows:

	Convertible debentures
	Finders fees	$120,000
	Interest payments (1)	324,400

	Short-term financings
	Finders fees
	Interest payments (1)	68,914

Net first year proceeds raised from	Convertible debentures
financings	Gross proceeds	$2,027,500
	Less finders fee	120,000
	Less first year interest (1)	162,200
	Net proceeds	$1,745,300

	Short-term financings
	Gross proceeds	$700,000
	Less finders fee	90,000
	Less first year interest (1)	68,914
	Net proceeds	$541,086

Securities and Exchange Commission
January 24, 2008

(1) Interest payments are based on 8% interest for the convertible debentures and 12% and 15% for the short-term financings and do not take into consideration an election to receive common stock in lieu of cash for a group of the convertible debenture holders.

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of

•
the total possible profit the selling shareholders could realize as a result of the convertible discount for the securities underlying the convertible debentures, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible debentures on the date of the sale of the convertible debentures;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible debentures calculated as follows:

-
if the conversion price per share is set at a fixed price, use the price per share established in the convertible debentures; andif the conversion price per share is not set at a fixed price and, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible debentures and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible debentures (assuming no interest payments and complete conversion throughout die term oldie debentures);

•
the combined market price of the total number of shares underlying the convertible debentures, calculated by using the market price per share on the date of the sale of the convertible debentures and the total possible shares underlying the convertible debentures;

•
the total possible dares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible debentures calculated by using the conversion price on die date oldie sale of the convertible debentures and the total possible number of shares the selling shareholders may receive, and

•	the total possible discount to the market price as of the date of the sale of the convertible debentures, calculated by subtracting the total conversion

Securities and Exchange Commission
January 24, 2008

price on the date of the sale of the convertible debentures from the combined market price of the total number of shares underlying the convertible debentures on that date.

If there are provisions in the convertible debentures that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, lithe conversion price per share is fixed unless and until the market price fills below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

We disclosed in our response to item 1 and in our pre-effective amendment no. 1 to Form SB-2 that the convertible debenture issuances were at a premium to the aggregate market value on the dates of issuances. We do not deem it material to include additional disclosure in the prospectus, however, we provide the additional information requested to aid the staff in its review as follows:

Weighted average market price on dates of issuances	$0.4188

Fixed conversion price	$0.50

Possible convertible shares	4,055,000

Combined market value	$1,698,150

Combined debenture issuances	$2,027,500

Premium to market	$329,350

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately

•	market price per share of the underlying securities on the date of the sale of that other security;

Securities and Exchange Commission
January 24, 2008

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

The underlying warrants issued with both the convertible debentures and related to the short-term financings were issued at a premium to the market price on the date of issuance of the warrant.

The convertible debentures had associated warrants with the following:

One year expiration dates from the issuance of the debenture- $1.00 exercise price

Five year expiration dates from the issuance of the debenture-$0.60 exercise price

The short-term financings had associated warrants with the following:

Five year expiration dates from the issuance of the financing- $0.60 exercise price

Securities and Exchange Commission
January 24, 2008

During the month of October 2007, the company extended an offering for all warrant holders to exercise any outstanding warrants for a discounted exercise price of $0.25 per share. The results of this rights offering were the exercise of 1,745,000 warrant shares. This information has been disclosed in the prospectus under the Calculation of Registration Fee table and footnotes thereto, on page i under the Offering, and on page 2 under Additional Shares We Are Registering. We have expanded our disclosure in the prospectus on page 2- Additional Shares We Are Registering- to include the following:

“The aggregate market value of the warrant shares exercised as of November 7, 2007 was $471,150, $0.27 per share, resulting in a discount to the exercising warrant holders of $34,900 or 7.4% of the market value.”

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of

*	the gross proceeds paid or payable to the issuer in the convertible debenture transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Two;

•	the resulting net proceeds to the issuer and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Three and Comment Four.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure, expressed as a percentage, of the total amount of all possible payments (as disclosed in response to Comment Two) and the total possible discount to the market price of the shares underlying the convertible debentures (as disclosed in response to Comment Three) divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

Securities and Exchange Commission
January 24, 2008

We have previously disclosed in item 2 and in the prospectus (as indicated in response to item 2) the gross proceeds, payments from gross proceeds, net proceeds and we have disclosed in item 1 and in the prospectus (as indicated in response to item) that the debentures were issued at a premium to market. Therefore, we do not deem it material to provide additional disclosure. However, to respond fully to item 5, we provide the following additional information for staff to review:

Net proceeds to the issuer	after first year interest	$1,745,300

Discount as result of rights offering in October 2007		$34,900

% of discount to net proceeds		2%

% averaged over the life of the debentures		1%

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

Securities and Exchange Commission
January 24, 2008

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Mr. Giffhorn, a director and Chief Financial Officer, and Mr. Vermaelen, a director, are the only selling shareholders who have had previous security transactions with the Company. This information is disclosed in the prospectus under the caption- Selling Shareholders-, under the caption Certain Relationships and Related Transactions and in the financial statements filed as part of this prospectus.

Therefore, we do not deem it material to provide additional disclosure. However, to fully respond to item 6 we provide the following additional information to assist the staff in its review:

Date of transaction	Selling shareholder	Type of transaction	Total shares outstanding before tranaction	Public float	Shares to selling shareholder	% of shares to selling shareholders	Market price-date of transaction	Current market price
12/29/2005	Vermaelen	Note conversion (1)	20,245,915	7,732,190	654,359	8.5%	1.25	0.35
4/6/2006	Vermaelen	Stock option	23,705,594	9,938,016	40,000	0.4%	0.68	0.35
4/6/2006	Vermaelen	Stock option	23,705,594	9,938,016	60,000	0.6%	0.68	0.35
4/6/2006	Giffhorn	Stock option	23,705,594	9,938,016	40,000	0.4%	0.68	0.35
4/6/2006	Giffhorn	Stock option	23,705,594	9,938,016	60,000	0.6%	0.68	0.35
6/15/2007	Vermaelen	Stock option	23,705,594	9,918,016	50,000	0.5%	0.37	0.35
6/15/2007	Giffhorn	Stock option	23,705,594	9,918,016	50,000	0.5%	0.37	0.35

(1) Mr. Vermaelen received these shares in December 2005 as part of the reverse merger in which we became the surviving organization.

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible debenture transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders,

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements

Securities and Exchange Commission
January 24, 2008

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

We have expanded our disclosure in the prospectus under the caption- Key Facts- to include the number of shares held by non-affiliates of the Company, the number of shares being registered in this prospectus and the percentage of the current registration to the number of shares held by non-affiliates of the Company as follows:
Shares being offered for resale to the public	7,198,800 (28% of our shares currently outstanding, 73% of our shares currently held by non-affiliates)

Total shares outstanding prior to the offering	25,450,594 as of January 24, 2008

Total shares held by non-affiliates prior to the	9,918,016 as of January 24, 2008
offering

Total shares outstanding assuming conversion	30,904,394
of the debentures, including shares issuable as
interest payments under the debentures, and
exercise of the warrants

Total shares that would be outstanding assuming	41,396,261
conversion of the debentures, including shares
issuable as interest payments under the debentures,
and exercise of all outstanding options and warrants

Comment: This is the first registration for the issuer and, therefore there are no other shares subject to registration currently outstanding or previously sold.

Securities and Exchange Commission
January 24, 2008

8. Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether, based on information obtained from the selling shareholders, any oldie selling shareholders have an existing slant position in the company’s common stock and, if so, the following additional information:

-	the date on which each such selling shareholder entered into that short position; and

-
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible debenture transaction and the filing of the registration statement (e.g., before or after the announcement oldie convertible debenture, before die filing or after the filing of the registration statement, etc.).

The issurer has both the intention and belief that it will have the financial ability to make all payments on the overlying securities. Also, based on contact with the selling shareholders, no selling shareholder has a short position in our stock. We do not deem it material to expand or provide additional disclosure related to these two points.

9.	Please provide us, with a view toward disclosure in the prospectus, with

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the

Securities and Exchange Commission
January 24, 2008

transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates other selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debentures.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties arc included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

There are no contractual relationships between the issuer and the debenture holders except as follows:

Mr. Giffhorn and Mr. Vermaelen are affiliates of the Company and disclosure of such has been provided in the prospectus, and

Mr. Morrisett and Midtown Partners are retained by the company to aid it in finding appropriate funding sources.

Contractual relationships between the Company and other selling shareholders include:

Ms. Giesel is the principal of Investor Relations Group who are retained to provide investor relations to the company, and

Little Bear Investments LLP, the Kybartai Trust, Zachary Prensky, Eugene and Natalie Ciner and Iroquois Master Fund Ltd. have entered into 15% promissory notes, warrants and a loan and security agreement.

The Company has previously filed on Form 8-K forms of the above stated agreements as follows:

the 8% convertible debenture, warrant, registration rights agreement and securities purchase agreement on July 18, 2006, and

15% promissory note, warrant and the loan and security agreement on July 18, 2007.

Securities and Exchange Commission
January 24, 2008

We confirm that all material agreements between and/or among the above parties have been included in previous filings.

10. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

We have expanded our disclosure in the prospectus under the caption The Offering to include a breakdown of the shares being registered to include those shares comprising principal and interest under the convertible debentures and warrant shares related to services and short term financings as follows:

The resale of up to 7,198,800 shares of common stock by the selling shareholders in the over-the-counter market at the prevailing market price or in negotiated transactions.

o up to 4,183,800 shares are issuable to certain selling shareholders upon the conversion of our 8% Convertible Debentures which are comprised of 4,055,000 shares issuable for principal and 128,800 shares issuable as interest payments under the Debentures.

o 1,745,000 shares which were issued to certain selling shareholders upon their exercise of common stock warrants under a rights offering.

o up to 1,270,000 shares are issuable to certain selling shareholders upon the exercise of warrants comprised of 570,000 warrant shares issued for services and 700,000 warrant shares issued related to short term financings.

11.
With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

We have expanded our disclosure in the prospectus under the caption - Selling Shareholders- to include the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder as follows:

Securities and Exchange Commission
January 24, 2008

(11)
Iroquois Capital Management, LLC is the trading manager of Iroquois Master Fund Ltd. and has voting and investment discretion over the securities held by Iroquois Master Fund Ltd.  Joshua Silverman has control over Iroquois Capital Management, LLC and, in turn, has voting and investment discretion over the securities held by Iroquois Master Fund, Ltd.  Both Iroquois Capital Management, LLC and Joshua Silverman disclaim beneficial ownership of the securities held by Iroquois Master Fund.

(12)	Wolf Prensky has the sole voting and/or dispostive powers with respect to the securities owned by The K ybartai Trust.

(13)	Jeffrey Mann and Zachary Prensky share the voting and/or dispositive powers with respect to the shares owned by Little Bear Investments LLC.

(14)	Bruce Jordan has the sole voting and/or dispostive powers with respect to the securities owned by Midtown Partners LLC.

(15)	Nancy Hughes has the sole voting and/or dispostive powers with respect to the securities owned by Shady Beach Trust.

Selling Shareholders, page 9

12. Please provide specific narrative disclosure in this section of all information required by Item 507 of Regulation S-B, including any position. office, or other material relationship which a selling security holder has had within the past three years with the company or any of its predecessors or affiliates. This should include, among other things, a description of the transactions in which each selling security holder acquired the securities specified in the registration statement We may have further comment.

Mr. Giffhorn and Mr. Vermaelen are affiliates of the company. This information has been disclosed in the prospectus under the caption - Selling Shareholders- , under the caption- Certain Relationships and Related Transactions, and in the financial statements filed as a part of this prospectus. We do not deem it necessary to provide any additional disclosures.

Item 28. Undertakings, page EX-7

13. Please modify your undertakings to include the undertaking provided in Item 512(g) of Regulation S-B.

Securities and Exchange Commission
January 24, 2008

We have expanded our disclosures under undertakings to include Item 512(g) as follows:

(g)
Reliance on Rule 430C. Each prospectus filed pursuant to Rule 424(b) of the Securities Act of 1933 as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Exhibit 5.1. Legal Opinion

14.	The legal opinion addresses only the shares that are currently outstanding. The legal opinion should also address the shares underlying the debentures and unexercised warrant.

Our attorneys have expanded their legal opinion to include the shares underlying the debentures and unexercised warrants.

Form 10-KSB for the Fiscal Year Ended June 30, 2007

Item 8A. Controls and Procedures. page 18

15.	We note your statement that there were no significant changes made in your internal control over financial reporting during the fourth quarter of the

Securities and Exchange Commission
January 24, 2008

last fiscal year. Item 308(c) of Regulation S-B requires you to disclose in your report any change in your internal control over financial reporting identified in connection with the required evaluation that has materially affected, or is reasonably likely to materially affect; your internal control over financial reporting, without qualification as to significance. As such, please confirm, if true, that there were no such changes in your internal control over financial reporting during the fourth fiscal quarter of your last fiscal year. Further, please confirm that in future filings, you will disclose any change during the relevant fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, without qualification as to significance.

We confirm that there were no material changes in our internal control over financial reporting during the fourth fiscal quarter of our last fiscal year and, also, we confirm that in future filings, we will disclose any change during the relevant fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting, without qualification as to significance.

We are filing a Pre-Effective Amendment No. 1 to Form SB-2 to incorporate the changes discussed above and this correspondence under the EDGAR filing system. We are also providing you with a marked up hard copy version of the Pre-Effective Amendment via overnight delivery to aid in your review of this response.

We shall be pleased to address any additional comments or concerns the staff has concerning this registration.

Sincerely,

/S/ LOWELL W. GIFFHORN

Lowell W. Giffhorn
Chief Financial Officer

Enclosures